Exhibit (h)(1)(ii)
[GMO Letterhead]
December 2, 2011
State Street Bank and Trust Company
Attn: Transfer Agent
200 Clarendon Street
16th Floor
Boston, MA 02116

Re:	Feeder Fund Procedures
Ladies and Gentlemen:
          Pursuant to the Conforming Transfer Agency and Service Agreement, dated August 23, 2011, by and between GMO Series Trust (the “Trust”), on behalf of its series, Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”), and State Street Bank and Trust Company (the “Agreement”), State Street Bank and Trust Company (“State Street”) serves as transfer agent, dividend disbursing agent and agent for certain other activities for the Trust. The purpose of this letter is to instruct State Street to follow the procedures set forth below (the “Procedures”) so that certain conditions set forth by the staff of the Securities and Exchange Commission in a line of “no action” letters1 may be met in connection with the investment by each series of the Trust (each, a “Feeder Fund”) in shares issued by series of GMO Trust (each, a “Master Fund”), and which shares are maintained in the name of the relevant Feeder Fund in the book-entry system of State Street pursuant to the Transfer Agency and Service Agreement, dated August 1, 1991, by and between GMO Trust and State Street.
Procedures
1. Upon ceasing to act as transfer agent for GMO Trust, State Street will deliver all shares of a Master Fund owned by each Feeder Fund to the successor transfer agent, clearing agency, custodian, or safekeeper designated by GMO Trust.
2. In its capacity as transfer agent for each Master Fund, State Street will maintain a segregated account, that is, an account of record on State Street’s shareholder record keeping system, representing only shares held for each Feeder Fund.

[1]	See, e.g., Franklin Investors Securities Trust (pub. avail. September 24, 1992).

December 2, 2011
3. With respect to each Feeder Fund’s investments in shares of a Master Fund, State Street will send to the address of record for each Feeder Fund copies of all confirmations of any purchases, redemptions, or other transfers to or from the segregated account of the Feeder Fund.
4. Upon the reasonable request of GMO or the Trust, State Street will send to the Trust a copy of State Street’s most recent SAS 70 report (or equivalent assurance report) regarding State Street’s transfer agency system of internal accounting control and such other documentation on State Street’s system of internal accounting control as may be mutually agreed between State Street and GMO or the Trust.
5. Transaction orders submitted to State Street by GMO on behalf of any Feeder Fund in accordance with the Agreement and the following procedures will constitute valid, authorized, and appropriate instructions under the Agreement, upon which State Street may rely:
(a)	Each business day, GMO shall aggregate all orders received by GMO Shareholder Services (“SHS”) in “good order” in accordance with the relevant Feeder Fund’s prospectus.

(b)	A SHS representative previously identified by GMO to State Street in accordance with the Agreement as an “authorized person” of the Trust shall transmit an electronic file or fax containing all such orders.

(c)	Each business day, State Street shall confirm to GMO in writing receipt of the file containing the orders and that the file is readable and complete.
Notice
          A copy of the Declaration of Trust, together with all amendments thereto, is on file with the Secretary of the Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust as an officer and not individually and that the obligations of this instrument are not binding upon any of the Trustees or officers of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.
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          The signature of a duly authorized officer of State Street at the end of this letter will constitute State Street’s acknowledgement that GMO provided the Procedures to State Street for State Street’s review and State Street’s willingness to treat the Procedures as mutually agreed upon procedures under the Agreement. These Procedures may be amended by the parties from time to time in a writing signed by both parties. The parties also agree that in the event any

December 2, 2011
clause of the Agreement contradicts any provision of this letter, the provisions of the Agreement shall control.
          This letter may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Sincerely, GMO SERIES TRUST
By:	/s/ Jason Harrison
Name:	Jason Harrison
Title:	Clerk

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC
By:	/s/ J.B. Kittredge
Name:	J.B. Kittredge
Title:	General Counsel
Reviewed by: MB

The foregoing is hereby
accepted and agreed to as of
the date written below.
STATE STREET BANK AND TRUST COMPANY

By: Name: Title: Date:	/s/ Michael F. Rogers Michael F. Rogers Executive Vice President

This agreement is executed on behalf of Grantham, Mayo, Van Otterloo & Co. LLC (GMO) by a duly authorized officer or other agent solely in his or her capacity as an authorized signatory, pursuant to delegated authority from GMO, and not individually. The obligations of or arising out of this Agreement are not binding upon any officer or other agent, partner, member or director of GMO individually but are binding only upon GMO and its assets. GMO’s certificate of organization is on file with the Secretary of State of the Commonwealth of Massachusetts.